Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Share Dividends
The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income before income taxes	$70,103	$61,489	$46,973	$27,915	$9,154
Add:
Interest expense (including amortization of capitalized interest)	31,856	27,357	25,780	20,976	12,868
Portion of rental expense representing interest	2,041	1,371	1,102	349	40
Total earnings	$104,000	$90,217	$73,855	$49,240	$22,062
Fixed charges and preferred share dividends:
Interest expense (including amortization of capitalized interest)	$31,856	$27,357	$25,780	$20,976	$12,868
Portion of rental expense representing interest	2,041	1,371	1,102	349	40
Preferred share dividends	9,688	9,688	9,688	4,413	—
Total fixed charges and preferred share dividends	$43,585	$38,416	$36,570	$25,738	$12,908
Ratio of earnings to combined fixed charges and preferred share dividends	2.4	2.3	2.0	1.9	1.7

On July 17, 2012, we issued 5,000,000 of our 7.75% Series A Cumulative Redeemable Preferred Shares and accordingly preferred share dividends from that date through December 31, 2015 are included in the calculation of ratio of earnings to combined fixed charges and preferred share dividends. For the year ended December 31, 2011, we had no outstanding preferred shares, and therefore, there were no preferred share dividends included in the calculation of earnings to combined fixed charges and preferred share dividends for this period.